NHCOHEN CAPITAL LLC
STATEMENTS OF CASH FLOWS
FOR THE 14 MONTHS ENDED DECEMBER 31, 2015

		2015
OPERATING ACTIVITIES		
Net income/loss	$	36,933
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in certain current assets and liabilities:		
Prepaid Expenses		(12,800)
Accounts Payable		6,000
Net Cash Used by Operating Activities		(6,800)
NET INCREASE/DECREASE IN CASH		30,133
CASH		
Beginning of Year		78,400
End of Year	$	108,533